ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 17

INSURED

BOND NUMBER

Eaton Vance Management

00125113B

EFFECTIVE DATE

BOND PERIOD

AUTHORIZED REPRESENTATIVE

September 1, 2013 to September 1, 2014

/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

INSURED NAME	EFFECTIVE DATE
Global Macro Capital Opportunities Portfolio	November 1, 2013
Bel Copper, LLC	October 30, 2013
Moderate Fund	June 28, 2013

It is further understood and agreed that Bel Copper, LLC shall be deemed an Unregistered Fund, as defined in Rider No. 5 to this Bond, as of the effective date indicated.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.